SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)
webMethods, Inc.
(Name of Subject Company)
webMethods, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108
(Common Stock)
(CUSIP Number of Class of Securities)

David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster LLP
1650 Tysons Blvd, Suite 400
McLean, Virginia 22102
(703) 760-7700
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment
Item 8 of the Schedule 14D-9 filed by webMethods, Inc. on April 18, 2007, is hereby amended and supplemented as follows:
      “The initial period of the Offer expired at 12:00 Midnight, New York City time, on Friday, May 25, 2007. According to American Stock Transfer & Trust Company, the depositary for the Offer, as of 6:00 P.M., New York City time, on Friday, May 25, 2007, 53,107,722 Shares were tendered pursuant to the Offer and not withdrawn, representing approximately 93.4% of all outstanding Common Shares. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn.
On May 29, 2007, Purchaser commenced a subsequent offering period for all remaining untendered Shares that will expire at 12:00 Midnight, New York City time, on Thursday, May 31, 2007. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $9.15 per Share, net to the seller in cash without interest, less any required withholding taxes. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase except that (i) guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 29, 2007.

By:	/s/ David Mitchell
	Name:	David Mitchell
	Title:	President and CEO